Exhibit 99.3

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

OBOOK HOLDINGS INC.

Form of Senior Secured
Convertible Promissory
Note due October ___, 2027

Note No. 1 $11,500,000
Dated: April ___, 2026 (the “Issuance Date”)

For value received, OBOOK HOLDINGS INC., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Maker” or the “Company”), hereby promises to pay to the order of Lind Global Asset Management XV LLC , a Delaware limited liability company (together with its successors and representatives, the “Holder”), in accordance with the terms hereinafter provided, the principal amount of ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS ($11,500,000) (the “Principal Amount”).

All payments under or pursuant to this Senior Secured Convertible Promissory Note (this “Note”) shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder set forth in the Purchase Agreement (as hereinafter defined) or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder’s account, instructions for which are attached hereto as Exhibit A. The Outstanding Principal Amount of this Note shall be due and payable on October ___, 2027 (the “Maturity Date”) or at such earlier time as provided herein; provided, that the Holder, in its sole discretion, may extend the Maturity Date to any date after the original Maturity Date. In the event that the Maturity Date shall fall on Saturday or Sunday, such Maturity Date shall be the next succeeding Business Day. All calculations made pursuant to this Note shall be rounded down to three decimal places.

1)
a)
Purchase Agreement. This Note has been executed and delivered pursuant to the Securities Purchase Agreement, dated as of April 2, 2026 (as the same may be amended from time to time, the “Purchase Agreement”), by and between the Maker and the Holder. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.
b)
Interest. Other than as set forth in Section 2.2 herein, this Note shall not bear interest.

c)
Principal Installment Payments. Commencing on the earlier of (i) one hundred twenty (120) days from the Issuance Date and (ii) the date on which the Registration Statement is declared effective by the SEC, unless the Maker and Holder mutually consent to an earlier date, the Holder shall have the right, but not the obligation, to convert Eight Hundred Twenty-One Thousand Four Hundred Twenty-Nine Dollars ($821,429), plus any accrued and unpaid Default Interest (such amount of payment being referred to as the “Repayment Amount”) of the Outstanding Principal Amount hereunder in fourteen (14) consecutive monthly installments (each, a “Monthly Payment”), at any time on any day during each such calendar month, until the Outstanding Principal Amount has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, conversion or redemption of this Note in accordance with the terms herein (including as provided by Section 3.1). The Holder may elect to increase the Repayment Amount to an amount of up to One Million Seven Hundred Thousand Dollars ($1,700,000), plus any accrued and unpaid Default Interest, by providing written notice to the Maker of the amount of such increase (each, a “Repayment Amount Increase Election”), which payment shall be due and payable by the Maker within three (3) Business Days of the receipt of such notice; provided, that the Holder may effect a Repayment Amount Increase Election (a) on only two occasions while this Note is outstanding, (b) only to the extent that the applicable increased Repayment Amount does not exceed the product (rounded up or down to the nearest whole number) obtained by multiplying (1) the aggregate dollar value of the trading volume in the Class A Common Shares on the Trading Market for the twenty (20) consecutive Trading Day period ending on (and including) the Trading Day on which the Holder provides written notice to the Maker of such Repayment Amount Increase Election, by (2) 0.15, and (c) so long as such increased Repayment Amount may be paid by the Company in Repayment Shares (as defined below) that (1) may be immediately resold by the Holder under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (2) are registered for resale under the 1933 Act and the Registration Statement effecting such registration is then in effect and lawfully usable to effect immediate sales of such Repayment Shares by the Holder. The Holder shall notify the Maker of its decision to convert the Repayment Amount by delivering a notice of conversion, in substantially the form attached hereto as Exhibit B(the “Conversion Notice”, and the date of such Conversion Notice, the “Monthly Payment Notice Date”). The Maker shall deliver the Monthly Payment in either (i) cash, in the amount equal to the product of the Repayment Amount multiplied by 1.05 within three (3) Business Days of the receipt of such Conversion Notice, (ii) at its option, Repayment Shares, or (iii) only with respect to the Repayment Cash Make-Whole Amount, a combination of cash and Repayment Shares; provided that the number of Repayment Shares shall be determined by dividing the Principal Amount being paid in Class A Common Shares by the Repayment Share Price (as defined below), in accordance with the procedures set forth in Section 3.2; provided, however, that, (I) unless waived in writing in advance by the Holder, no portion of the Principal Amount may be paid in Repayment Shares unless such Repayment Shares (A) may be immediately resold by the Holder under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (B) are registered for resale under the 1933 Act and the Registration Statement effecting such registration is then in effect and lawfully usable to effect immediate sales of such Repayment Shares by the Holder; and (II) if the applicable Repayment Share Price is less than the Floor Price, then (A) the number of Repayment Shares shall be determined by dividing the Principal Amount being paid in Class A Common Shares by the Floor Price and (B) the Maker shall pay to the Holder cash in an amount (rounded to the nearest cent) equal to the product obtained by multiplying (X) (1) the number of Repayment Shares that would be issuable hereunder if determined by dividing the Principal Amount being paid in Class A Common Shares by the applicable Repayment Share Price, minus (2) the number of Repayment Shares to be issued pursuant to clause (A) above, by (Y) the applicable VWAP on the date when the Monthly Payment is delivered (the “Repayment Cash Make-Whole Amount”). The Maker must provide advance written notice to the Holder of whether it will elect to pay a Monthly Payment in cash or Repayment Shares within one (1) Business Day upon receipt of the Holder’s Conversion Notice.

d)
Prepayment.
i)
After the earlier to occur of (a) the date the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”) or (b) the date that any Class A Common Shares issued pursuant to this Note may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale (such earlier date, the “Free Trading Shares Date”), the Maker may repay all, but not less than all, of the then Outstanding Principal Amount, plus any accrued and unpaid Default Interest thereon, upon delivering written notice thereof to the Holder (a “Prepayment Notice”) on any Business Day (a “Prepayment Date”), for an amount equal to the Prepayment Amount.
ii)
If the Maker elects to prepay this Note pursuant to Section 1.4.1, the Holder shall have the right, upon written notice to the Maker (a “Prepayment Conversion Notice”, and the date of delivering such notice, the “Prepayment Conversion Notice Date”) within five (5) Business Days of the Holder’s receipt of a Prepayment Notice, to convert up to twenty-five percent (25%) of the Outstanding Principal Amount (the “Maximum Amount”), plus any accrued and unpaid Default Interest, at the lesser of the Repayment Share Price or the Conversion Price (each as defined below), in accordance with the provisions of Article 3, specifying the portion of the Outstanding Principal Amount (up to the Maximum Amount), plus any accrued and unpaid Default Interest, that the Holder will convert; provided, however, that if (i) the applicable Repayment Share Price is less than the applicable Conversion Price and (ii) the applicable Repayment Share Price is less than the Floor Price, then (a) the Holder may convert such portion of the Outstanding Principal Amount set forth in the Prepayment Conversion Notice at the Floor Price and (b) the Maker shall pay to the Holder cash in an amount (rounded to the nearest cent) equal to the product obtained by multiplying (X) (1) the number of Conversion Shares that would be issuable hereunder if determined by dividing such portion of the Outstanding Principal Amount set forth in the Prepayment Conversion Notice by the applicable Repayment Share Price, minus (2) the number of Conversion Shares to be issued pursuant to clause (a) above, by (Y) the applicable VWAP of the Prepayment Conversion Notice Date (the “Prepayment Cash Make-Whole Amount”). Upon delivery of a Prepayment Notice, the Maker irrevocably and unconditionally agrees to, within five (5) Business Days of receiving a Prepayment Conversion Notice, and if no Prepayment Conversion Notice is received, within ten (10) Business Days of delivery of a Prepayment Notice: (i) repay the amount of the Prepayment Amount minus the portion of the Outstanding Principal Amount set forth in the Prepayment Conversion Notice and (ii) issue the applicable Conversion Shares to the Holder in accordance with Article 3, as applicable. The foregoing notwithstanding, the Maker may not deliver a Prepayment Notice with respect to any Outstanding Principal Amount that is subject to a Conversion Notice delivered by the Holder in accordance with Article 3.
iii)
Prior to the Free Trading Shares Date, the Maker may repay seventy-five percent (75%), but not less than seventy-five percent (75%), of the then Outstanding Principal Amount (plus any accrued and unpaid Default Interest) upon delivering written notice thereof to the Holder (a “Partial Prepayment Notice”) on any Business Day (a “Partial Prepayment Date”), for an amount equal to the product obtained by multiplying (i) the Prepayment Amount, by (ii) 0.75 (the “Partial Prepayment Amount”).
iv)
If the Maker elects to partially prepay this Note pursuant to Section 1.4.3, twenty-five percent (25%) of the then Outstanding Principal Amount (plus any accrued and unpaid Default Interest) shall remain outstanding following partial prepayment of this Note pursuant to Section 1.4.3. Upon delivery of a Partial Prepayment Notice pursuant to Section 1.4.3, the Maker irrevocably and unconditionally agrees to repay the Partial Prepayment

Amount, within ten (10) Business Days of delivery of such Partial Prepayment Notice. The Holder shall have the right, upon written notice to the Maker (a “Partial Prepayment Conversion Notice”) within five (5) Business Days of the Free Trading Shares Date, to convert up to one hundred percent (100%) of the then Outstanding Principal Amount (the “Partial Prepayment Maximum Amount”), plus any accrued and unpaid Default Interest, at the lesser of the Repayment Share Price or the Conversion Price, in accordance with the provisions of Article 3, specifying the portion of the then Outstanding Principal Amount (up to the Partial Prepayment Maximum Amount) that the Holder will convert; provided, however, that if (i) the applicable Repayment Share Price is less than the applicableConversion Price and (ii) the applicable Repayment Share Price is less than the Floor Price, then (a) the Holder may convert such portion of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest) set forth in the Partial Prepayment Conversion Notice at the Floor Price and (b) the Maker shall pay to the Holder cash in an amount (rounded to the nearest cent) equal to the Prepayment Cash Make-Whole Amount (for purposes of this Section 1.4.4, substituting the term “Partial Prepayment Conversion Notice” for “Prepayment Conversion Notice” in the definition of Prepayment Cash Make-Whole Amount). The Maker irrevocably and unconditionally agrees to, within five (5) Business Days of receiving a Partial Prepayment Conversion Notice, issue the applicable Conversion Shares to the Holder in accordance with Article 3, as applicable. If no Partial Prepayment Conversion Notice is timely received from the Holder in accordance with this Section 1.4.4 or, if there remains any Outstanding Principal Amount under this Note following a partial prepayment conversion by the Holder pursuant to this Section 1.4.4, the Maker may repay all, but not less than all, of the then Outstanding Principal Amount (plus any accrued and unpaid Default Interest) remaining under this Note upon delivering a Prepayment Notice on any Prepayment Date, for an amount equal to the Prepayment Amount. Upon delivery of a Prepayment Notice pursuant to this Section 1.4.4, the Maker irrevocably and unconditionally agrees to repay the Prepayment Amount, within ten (10) Business Days of delivery of such Prepayment Notice. The foregoing notwithstanding, the Maker may not deliver a Prepayment Notice pursuant to this Section 1.4.4 with respect to any Outstanding Principal Amount that is subject to a Conversion Notice delivered by the Holder in accordance with Article 3.
e)
Delisting from a Trading Market. If at any time the Class A Common Shares cease to be listed on a Trading Market, (i) the Holder may deliver a demand for payment to the Company and, if such a demand is delivered, the Company shall, within ten (10) Business Days following receipt of the demand for payment from the Holder, pay all of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest) or (ii) the Holder may, at its election, after the six-month anniversary of the Issuance Date or earlier if a Registration Statement covering the Conversion Shares has been declared effective, upon notice to the Company in accordance with Section 5.1, convert all or a portion of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest) and the Conversion Price shall be adjusted to the lower of (A) the then-current Conversion Price and (B) eighty percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to delivery by the Holder of its notice of conversion pursuant to this Section 1.5.
f)
Payment on Non-Business Days. Whenever any payment to be made shall be due on a day which is not a Business Day, such payment may be due on the next succeeding Business Day.
g)
Transfer. This Note may be transferred or sold, subject to the provisions of Section 5.8 of this Note.

h)
Replacement. Upon receipt of a duly executed and notarized written statement from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof), or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.
i)
Use of Proceeds. The Maker shall use the proceeds of this Note as set forth in the Purchase Agreement.
j)
Status of Note and Security Interest. The obligations of the Maker under this Note shall be senior to all other existing Indebtedness and equity of the Company. Upon any Liquidation Event (as hereinafter defined), the Holder will be entitled to receive, before any distribution or payment is made upon, or set apart with respect to, any Indebtedness of the Maker, or any class of capital stock of the Maker, an amount equal to the Outstanding Principal Amount (plus any accrued and unpaid Default Interest). For purposes of this Note, “Liquidation Event” means a liquidation pursuant to a filing of a petition for bankruptcy under applicable law or any other insolvency or debtor’s relief, an assignment for the benefit of creditors, or a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Maker.
k)
Secured Note; Guarantee. The full amount of this Note is (a) secured by the Collateral (as defined in the Security Agreement) identified and described as security therefor in the Security Agreement (the “Collateral”); and (b) guaranteed by the Guarantors.
l)
Tax Treatment. The Maker and the Holder agree that for U.S. federal income tax purposes, and applicable state, local and non-U.S. income tax purposes, this Note is not intended to be, and shall not be, treated as indebtedness. Neither the Maker nor the Holder shall take any contrary position on any tax return, or in any audit, claim, investigation, inquiry or proceeding in respect of Taxes, unless otherwise required pursuant to a final determination within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended (the “Code”), or any analogous provision of applicable state, local or non-U.S. law.
2)
a)
Events of Default. An “Event of Default” under this Note shall mean the occurrence of any of the events defined in the Purchase Agreement, and any of the additional events described below:
(1)
any default in the payment of (i) the Principal Amount or any accrued and unpaid Default Interest hereunder when due, or any principal or interest owing under any other Note; or (ii) liquidated damages in respect of this Note or any other Note as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise), which default shall continue and remain uncured for a period of three (3) or more days;
(2)
the Maker or any Subsidiary shall fail to observe or perform, in any material aspect, any other covenant, condition or agreement contained in this Note, the Warrant, the Purchase Agreement, the Security Document or any Transaction Document;
(3)
the Maker’s notice to the Holder, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in Section 3.6(a) hereof) or its intention not to comply with proper requests for conversion of this Note into Class A Common Shares;
(4)
the Maker shall fail to (i) timely deliver the Class A Common Shares as and when required under this Note (including but not limited to, under Section 1.3 (Principal Installment Payments), Section 1.4

(Prepayment), Section 3.1 (Conversion) and this Section 2), the Warrant, the Purchase Agreement or other Transaction Document; and (ii) make the payment of any fees and/or liquidated damages under this Note, the Warrant, the Purchase Agreement or the other Transaction Documents, and such failure shall continue and remain uncured for a period of three (3) or more Business Days;
(5)
default shall be made in the performance or observance of any material covenant, condition or agreement contained in the Purchase Agreement or any other Transaction Document that is not covered by any other provisions of this Section 2.1, which default shall continue and remain uncured for a period of three (3) or more Business Days;
(6)
the Maker shall fail to file the Registration Statement with the SEC on or prior to the Filing Deadline in accordance with Section 9.1(a) of the Purchase Agreement;
(7)
at any time the Maker shall fail to have a sufficient number of Class A Common Shares authorized, reserved and available for issuance to satisfy the potential conversion in full (disregarding for this purpose any and all limitations of any kind on such conversion) of this Note or potential exercise in full (disregarding for this purpose any and all limitations of any kind on such exercise) of the Warrant;
(8)
any representation or warranty made by the Maker or any of its Subsidiaries herein or in the Purchase Agreement, this Note, the Warrant or any other Transaction Document shall prove to have been false or incorrect or breached in a material respect on the date as of which made, which default shall continue and remain uncured for a period of three (3) or more Business Days;
(9)
unless otherwise approved in writing in advance by the Holder, the Maker shall, or shall announce an intention to pursue or consummate a Change of Control, or a Change of Control shall be consummated, or the Maker shall negotiate, propose or enter into any agreement, understanding or arrangement with respect to any Change of Control;
(10)
the Maker or any of its Subsidiaries (including, without limitation any Guarantor) shall (A) default in any payment of any amount or amounts of principal of or interest (if any) on any Indebtedness (other than the Indebtedness hereunder), the aggregate principal amount of which Indebtedness is in excess of $2,000,000 or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(11)
the Maker or any of its Subsidiaries (including, without limitation any Guarantor) shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets; (ii) make a general assignment for the benefit of its creditors; (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors’ rights generally; (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same; or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing;
(12)
a proceeding or case shall be commenced in respect of the Maker or any of its Subsidiaries (including, without limitation any Guarantor), without its application or consent, in any court of competent jurisdiction, seeking: (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts; (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or any of its Subsidiaries; or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of forty-five (45) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or any of its Subsidiaries or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker or any of its Subsidiaries and shall continue undismissed, or unstayed and in effect for a period of forty-five (45) days;
(13)
one or more final judgments or orders for the payment of money aggregating in excess of $2,000,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and its Subsidiaries (including, without limitation any Guarantor); provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $2,000,000 amount set forth above, so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;
(14)
the failure of the Maker to instruct its transfer agent to remove any legends from certificates or other instruments evidencing Class A Common Shares and issue such unlegended certificates or other instruments evidencing Class A Common Shares to the Holder within two (2) Trading Days of the Holder’s request so long as the Holder has provided reasonable assurances to the Maker that such Class A Common Shares can be sold pursuant to Rule 144 or any other applicable exemption;
(15)
the Maker’s Class A Common Shares are no longer publicly traded or cease to be listed on the Trading Market or, after the six month anniversary of the Issuance Date, any Investor Shares may not be immediately resold under Rule 144 (by a person who is not an “affiliate” (as defined in Rule 144)) without restriction on the number of shares to be sold or manner of sale, unless such Investor Shares have been registered for resale under the 1933 Act and may be sold without restriction;
(16)
the Maker proposes to or does consummate a “going private” transaction as a result of which the Class A Common Shares will no longer be registered under Sections 12(b) or 12(g) of the 1934 Act;

(17)
there shall be any SEC or judicial stop trade order or trading suspension stop-order or any restriction in place with the transfer agent for the Class A Common Shares restricting the trading of such Class A Common Shares, which shall continue and remain uncured for a period of five (5) or more Business Days;
(18)
the Depository Trust Company places any restrictions on transactions in the Class A Common Shares or the Class A Common Shares are no longer tradeable through the Depository Trust Company Fast Automated Securities Transfer program, and such restriction shall continue and remain uncured for a period of five (5) or more Business Days;
(19)
the Company fails to file any report or filing required to be filed with the SEC, after giving effect to any permitted extension period permitted under Rule 12b-25 of the 1934 Act;
(20)
the occurrence of a Material Adverse Effect in respect of the Maker, or the Maker and its Subsidiaries taken as a whole, that is not cured within five (5) Business Days.
b)
Remedies Upon an Event of Default.
(1)
From and after the occurrence and during the continuance of any Event of Default, interest on this Note shall accrue at the rate of ten percent (10.0%) per annum (“Default Interest”) and shall be computed on the basis of a 360-day year and twelve 30-day months and shall compound each calendar quarter and shall be payable in arrears in accordance with the terms of this Note, payable on the same date as the following Monthly Payment in accordance with Section 1.3 as part of the Monthly Payment, and in the event of a Prepayment in accordance with Section 1.4, as part of the Prepayment Amount. In the event that such Event of Default is subsequently cured, the Default Interest shall cease to accrue as of the calendar day immediately following the date of such cure; provided that the Default Interest as calculated and unpaid at the rate set forth in this Section 2.2(a) during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.
(2)
Upon the occurrence of any Event of Default, the Maker shall be obligated to pay to the Holder the Mandatory Default Amount, which Mandatory Default Amount shall be earned by the Holder on the date the Event of Default giving rise thereto occurs and shall be due and payable on the earlier to occur of the Maturity Date, upon conversion, redemption or prepayment of this Note or the date on which all amounts owing hereunder have been accelerated in accordance with the terms hereof.
(3)
Upon the occurrence of any Event of Default, the Maker shall, as promptly as possible but in any event within one (1) Business Day of first becoming aware or when a reasonable Person should have become aware of such Event of Default (with the Company agreeing to take all reasonable steps necessary to monitor its obligations under the Transaction Documents and compliance therewith), notify the Holder of the occurrence of such Event of Default, describing the event or factual situation giving rise to the Event of Default and specifying the relevant subsection or subsections of Section 2.1 hereof under which such Event of Default has occurred.

(4)
Upon the occurrence and during the continuance of an Event of Default, the Holder may at any time at its option (1) declare the Mandatory Default Amount due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker and (2) exercise all other rights and remedies available to it under the Transaction Documents; provided, however, that (x) upon the occurrence of an Event of Default described above, the Holder, in its sole and absolute discretion, may: (a) from time-to-time demand that all or a portion of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest thereon) be converted into Class A Common Shares at the lower of (i) the then-current Conversion Price and (ii) eighty-percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the delivery by the Holder of the applicable notice of conversion or (b) exercise or otherwise enforce any one or more of the Holder’s rights, powers, privileges, remedies and interests under this Note, the Purchase Agreement, the other Transaction Documents or applicable law and (y) upon the occurrence of an Event of Default described in Section 2.1(k) or 2.1(l) above, the Mandatory Default Amount shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Maker. No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the rights of the Holder. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.
c)
Remedies Upon a Market Cap Event. So long as this Note is outstanding, if at any time the Market Capitalization of the Company is less than $125,000,000 (a “Market Cap Event”), then, commencing on the tenth (10th) Trading Day (the “Market Cap Trigger Date”) after the Market Cap Event, and during the continuance of a Market Cap Event, the Holder may, in its sole and absolute discretion, demand that all or a portion of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest thereon) be converted into Class A Common Shares at the lower of (i) the then-current Conversion Price and (ii) eighty-percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the delivery by the Holder of the applicable notice of conversion.

3)
a)
Conversion.
(1)
Conversion. Commencing on the earlier of (i) one hundred twenty (120) days from the Issuance Date and (ii) the date on which the Registration Statement is declared effective by the SEC, unless the Maker and Holder mutually consent to an earlier date, this Note shall be convertible (in whole or in part), at the option of the Holder, into such number of fully paid and non-assessable Class A Common Shares as is determined by dividing (x) that portion of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest thereon) that the Holder elects to convert (the “Conversion Amount”) by (y) the Conversion Price then in effect on the date on which the Holder delivers a Conversion Notice, in accordance with Section 5.1 to the Maker. Any such conversion pursuant to this Section 3.1(a) shall be applied to reduce subsequent Monthly Payments in reverse chronological order, i.e., those to be made on the latest date or dates following the date of conversion (each, a “Conversion Date”). The Holder shall deliver this Note to the Maker at the address designated in the Purchase Agreement at such time that this Note is fully converted. With respect to partial conversions of this Note, the Maker shall keep written records of the amount of this Note converted as of the Conversion Date.
(2)
Conversion Price. The “Conversion Price” means $9.00 per Class A Common Share, subject to adjustment as provided herein.

(3)
Payment in Cash. Notwithstanding anything to the contrary contained in this Note, commencing on the one hundred twenty (120) days from the Issuance Date, with respect to any Conversion Amount pursuant to Section 3.1, if the Maker cannot deliver Conversion Shares (as defined below) which (A) may be immediately resold by the Holder under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (B) are registered for resale under the 1933 Act and the Registration Statement effecting such registration is then in effect and lawfully usable to effect immediate sales of such Repayment Shares by the Holder, the Maker shall, in lieu of Conversion Shares, pay to the Holder a cash amount equal to the following formula:

(A – B) x C

Where:

A = Number of shares of Common Shares that would be issued to the Holder in connection with such conversion determined by dividing the Conversion Amount by the Conversion Price;

B = Number of Conversion Shares issued to the Holder in connection with such Conversion Date; and

C = the VWAP on the Conversion Date.

b)
Delivery of Conversion Shares. As soon as practicable after the occurrence of any event requiring the issuance of Class A Common Shares issuable upon conversion of this Note (“Conversion Shares”), and in any event within three (3) Business Days following the Company’s receipt of the Conversion Notice in relation to such Conversion Shares (such date, the “Share Delivery Date”), the Maker shall, at its expense, cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, the number of fully paid and nonassessable Class A Common Shares to which the Holder shall be entitled, in such denominations as may be requested by the Holder, which certificate or certificates shall be free of restrictive and trading legends, except for any such legends as may be required under the 1933 Act. The Company shall send written instruction to its transfer agent within one (1) Business Day following the Company’s receipt of the Conversion Notice to cause its transfer agent to electronically transmit such Class A Common Shares issuable to the Holder (or its designee), by crediting the account of the Holder’s (or such designee’s) broker with the Depository Trust Company (“DTC”) through its Deposit and Withdrawal At Custodian (“DWAC”) system (provided that the same time periods herein as for stock certificates shall apply) as instructed by the Holder (or its designee); provided, that such issuance shall only be made through DTC’s DWAC system if such Conversion Shares will be issued free of restrictive legends. If such Conversion Shares will be issued subject to legends required under the 1933 Act, such Conversion Shares will be issued to the Holder in book entry at the Maker’s transfer agent.

c)
Ownership Cap. Notwithstanding anything to the contrary contained herein, the Holder shall not be entitled to receive shares representing Equity Interests upon conversion of this Note to the extent (but only to the extent) that such exercise or receipt would cause the Investor Group to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage (as defined in the Purchase Agreement) of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the conversion of this Note prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Investor Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the 1934 Act that is outstanding at such time. If any delivery of Equity Interests owed to the Holder following conversion of this Note is not made, in whole or in part, as a result of this limitation, the Company’s obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Holder gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this Section 3.3 apply, the determination of whether this Note is convertible and of which portion of this Note is convertible shall be the sole responsibility and in the sole determination of the Holder, and the submission of a notice of conversion shall be deemed to constitute the Holder’s determination that the issuance of the full number of Conversion Shares requested in the notice of conversion is permitted hereunder, and the Company shall not have any obligation to verify or confirm the accuracy of such determination. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Holder may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company’s most recent public filing with the SEC reporting such information, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or its transfer agent to the Holder setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Holder, the Company shall, within one (1) Business Day of such request, confirm orally and in writing to the Holder the number of Equity Interests of any class then outstanding. The provisions of this Section 3.3shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.
d)
Adjustment of Conversion Price.
(1)
Until the Note has been paid in full or converted in full, the Conversion Price shall be subject to adjustment from time to time as follows (but shall not be increased, other than pursuant to Section 3.4(a)(i) hereof):
(a)
Adjustments for Stock Splits and Combinations. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) effect a split or other subdivision of the outstanding Class A Common Shares, the applicable Conversion Price in effect immediately prior to the stock or share split shall be proportionately decreased. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date), combine the outstanding Class A Common Shares, the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 3.4(a)(i)shall be effective at the close of business on the date the stock split or combination occurs.

(b)
Adjustments for Certain Dividends and Distributions. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of Class A Common Shares entitled to receive a dividend or other distribution payable in Class A Common Shares, then, and in each event, the applicable Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:
(i)
the numerator of which shall be the total number of Class A Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and
(ii)
the denominator of which shall be the total number of Class A Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Class A Common Shares issuable in payment of such dividend or distribution.
(c)
Adjustment for Other Dividends and Distributions. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of Class A Common Shares entitled to receive a dividend or other distribution payable in other than Class A Common Shares, then, and in each event, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder of this Note shall receive upon conversions thereof, in addition to the number of Class A Common Shares receivable thereon, the number of securities of the Maker or other issuer (as applicable) or cash or other property that it would have received had this Note been converted into Class A Common Shares in full (without regard to any conversion limitations herein) on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period) or assets, giving application to all adjustments called for during such period under this Section 3.4(a)(iii) with respect to the rights of the holders of this Note; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(d)
Adjustments for Reclassification, Exchange or Substitution. If the Class A Common Shares at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) shall be changed to the same or different number of shares or other securities of any class or classes of stock or other property, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 3.4(a)(i), (ii) and (iii) hereof, or a reorganization, merger, consolidation, or sale of assets provided for in Section 3.4(a)(vii) hereof), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Note into the kind and amount of shares of stock or other securities or other property receivable upon reclassification, exchange, substitution or other change, by holders of the number of Class A Common Shares into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.
(e)
Adjustments for Issuance of Additional Class A Common Shares. Except for Exempted Securities, in the event the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) issue or sell any additional Class A Common Shares (“Additional Class A Common Shares”) (i) when the Market Capitalization of the Maker is less than $250,000,000, or (ii) at an effective price per share that is less than the Conversion Price then in effect, or without consideration, then the Conversion Price upon each such issuance shall be reduced to a price equal to the consideration per share paid for such Additional Class A Common Shares. For purposes of clarification, the amount of consideration received for such Additional Class A Common Shares shall not include the value of any additional securities or other rights received in connection with such issuance of Additional Class A Common Shares (i.e. warrants, rights of first refusal or other similar rights).

(f)
Issuance, Amendment or Adjustment of Common Share Equivalents. Except for Exempted Securities, if (x) the Maker, at any time after the Closing Date (but whether before or after the Issuance Date), shall issue any securities convertible into or exercisable or exchangeable for, directly or indirectly, Class A Common Shares (“Convertible Securities”), or any rights or warrants or options to purchase any such Class A Common Shares or Convertible Securities, (collectively with the Convertible Securities, the “Common Share Equivalents”) and (a) the price per share for which Class A Common Shares may be issuable pursuant to any such Common Share Equivalent shall be less than the applicable Conversion Price then in effect, or (b) if the Market Capitalization of the Maker is less than $250,000,000, or (y) the price per share for which Class A Common Shares may be issuable under any Common Share Equivalents is amended or adjusted, pursuant to the terms of such Common Share Equivalents or otherwise, and such price as so amended or adjusted shall be less than the Conversion Price in effect at the time of such amendment or adjustment, then, in each such case (x) or (y), the Conversion Price upon each such issuance or amendment or adjustment shall be adjusted as provided in subsection (v) of this Section 3.4(a) as if the maximum number of Class A Common Shares issuable upon conversion, exercise or exchange of such Common Share Equivalents had been issued on the date of such issuance or amendment or adjustment.
(g)
Consideration for Shares. In case any Class A Common Shares or any Common Share Equivalents shall be issued or sold:
(i)
in connection with any merger or consolidation in which the Maker is the surviving corporation (other than any consolidation or merger in which the previously outstanding Class A Common Shares of the Maker shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Maker and approved by the Holder, of such portion of the assets and business of the nonsurviving corporation as such Board of Directors may determine to be attributable to such Class A Common Shares, Convertible Securities, rights or warrants or options, as the case may be; or

(ii)
in the event of any consolidation or merger of the Maker in which the Maker is not the surviving corporation or in which the previously outstanding Class A Common Shares of the Maker shall be changed into or exchanged for the stock or other securities of another corporation or other property, or in the event of any sale of all or substantially all of the assets of the Maker for stock, shares or other securities or other property of any corporation, the Maker shall be deemed to have issued Class A Common Shares, at a price per share equal to the valuation of the Maker’s Class A Common Shares based on the actual exchange ratio on which the transaction was predicated, as applicable, and the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Conversion Price, or the number of Class A Common Shares issuable upon conversion of the Note, the determination of the applicable Conversion Price or the number of Class A Common Shares issuable upon conversion of the Note immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Class A Common Shares issuable upon conversion of the Note. In the event Class A Common Shares are issued with other shares or securities or other assets of the Maker for consideration which covers both, the consideration computed as provided in this Section 3.4(a)(vii) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Maker, and approved by the Holder.
(h)
Record Date. In case the Maker shall take record of the holders of its Class A Common Shares for the purpose of entitling them to subscribe for or purchase Class A Common Shares or Convertible Securities, then the date of the issue or sale of the Class A Common Shares shall be deemed to be such record date.
(2)
No Impairment. The Maker shall not, by amendment of its Organizational Documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment. In the event the Holder shall elect to convert this Note as provided herein, the Maker cannot refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, violation of an agreement to which the Holder is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and or adjoining conversion of this Note shall have issued and the Maker posts a surety bond for the benefit of the Holder in an amount equal to one hundred fifty percent (150%) of the Principal Amount of the Note the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to the Holder (as liquidated damages) in the event it obtains judgment.

(3)
Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Price or number of Class A Common Shares issuable upon conversion of this Note pursuant to this Section 3.4, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the applicable Conversion Price in effect at the time, and the number of Class A Common Shares and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent (1%) of such adjusted amount.
(4)
Issue Taxes. The Maker shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of Class A Common Shares on conversion of this Note pursuant thereto; provided, however, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion.
(5)
Fractional Shares. No fractional Class A Common Shares shall be issued upon conversion of this Note. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall pay cash equal to such fractional shares multiplied by the Conversion Price then in effect.
(6)
Reservation of Class A Common Shares. The Maker shall at all times while this Note shall be outstanding, reserve and keep available out of its authorized but unissued Class A Common Shares, such number of Class A Common Shares as shall from time to time be sufficient to effect the conversion of this Note (disregarding for this purpose any and all limitations of any kind on such conversion). The Maker shall, from time to time, use all commercially reasonable efforts to increase the authorized number of Class A Common Shares or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Maker’s obligations under this Section 3.4(f).
(7)
Regulatory Compliance. If any Class A Common Shares to be reserved for the purpose of conversion of this Note require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.
(8)
Effect of Events Prior to the Issuance Date. If the Issuance Date of this Note is after the Closing Date, then, if the Conversion Price or any other right of the Holder of this Note would have been adjusted or modified by operation of any provision of this Note had this Note been issued on the Closing Date, such adjustment or modification shall be deemed to apply to this Note as of the Issuance Date as if this Note had been issued on the Closing Date.

e)
Prepayment Following a Change of Control.
(1)
Mechanics of Prepayment at Option of Holder in Connection with a Change of Control. No sooner than fifteen (15) days prior to entry into an agreement for a Change of Control nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Maker shall deliver written notice (“Notice of Change of Control”) to the Holder. At any time after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten (10) days prior to a Change of Control, at any time within ten (10) days prior to a Change of Control), the Holder may require the Maker to prepay, effective immediately prior to the consummation of such Change of Control, an amount equal to 105% of the Outstanding Principal Amount, plus any accrued and unpaid Default Interest (the “COC Repayment Price”), by delivering written notice thereof (“Notice of Prepayment at Option of Holder Upon Change of Control”) to the Maker.
(2)
Payment of COC Repayment Price. Upon the Maker’s receipt of a Notice(s) of Prepayment at Option of Holder Upon Change of Control from the Holder, the Maker shall deliver the COC Repayment Price to the Holder immediately prior to the consummation of the Change of Control; provided that the Holder’s original Note shall have been so delivered to the Maker. Upon the Holder’s receipt of the COC Repayment Price, two-thirds (2/3) of the outstanding Warrant shall be automatically cancelled, and the Note shall be deemed fully satisfied and cancelled and the Holder shall have no further rights to convert any portion of the Outstanding Principal Amount or otherwise exercise any conversion rights under this Note. The Holder shall deliver the original Warrant to the Maker at which time the Maker shall promptly reissue the Warrant exercisable for one-third (1/3) of the Class A Common Shares that the outstanding Warrant was exercisable for immediately prior to the Holder’s receipt of the COC Repayment Price.
f)
Inability to Fully Convert.
(1)
Holder’s Option if Maker Cannot Fully Convert. If, upon the Maker’s receipt of a Conversion Notice or as otherwise required under this Note, including with respect to repayment of principal in Class A Common Shares as permitted under this Note, the Maker cannot issue Class A Common Shares for any reason, including, without limitation, because the Maker (x) does not have a sufficient number of Class A Common Shares authorized and available or (y) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Maker or any of its securities from issuing all of the Class A Common Shares which are to be issued to the Holder pursuant to this Note, then the Maker shall issue as many Class A Common Shares as it is able to issue and, with respect to the unconverted portion of this Note or with respect to any Class A Common Shares not timely issued in accordance with this Note, the Holder, solely at Holder’s option, can elect to:
(a)
require the Maker to prepay that portion of this Note for which the Maker is unable to issue Class A Common Shares or for which Class A Common Shares were not timely issued (the “Mandatory Prepayment”) at a price equal to the number of Class A Common Shares that the Maker is unable to issue multiplied by the VWAP on the date of the Conversion Notice (the “Mandatory Prepayment Price”);
(b)
void its Conversion Notice and retain or have returned, as the case may be, this Note that was to be converted pursuant to the Conversion Notice (provided that the Holder’s voiding its Conversion Notice shall not affect the Maker’s obligations to make any payments which have accrued prior to the date of such notice); or
(c)
defer issuance of the applicable Conversion Shares until such time as the Maker can legally issue such shares; provided, that the

Principal Amount underlying such Conversion Shares shall remain outstanding until the delivery of such Conversion Shares; provided, further, that if the Holder elects to defer the issuance of the Conversion Shares, it may exercise its rights under either clause (i) or (ii) above at any time prior to the issuance of the Conversion Shares upon two (2) Business Days’ notice to the Maker.
(2)
Mechanics of Fulfilling Holder’s Election. The Maker shall immediately send to the Holder, upon receipt of a Conversion Notice from the Holder, which cannot be fully satisfied as described in Section 3.6(a) above, a notice of the Maker’s inability to fully satisfy the Conversion Notice (the “Inability to Fully Convert Notice”). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Maker is unable to fully satisfy the Holder’s Conversion Notice; and (ii) the amount of this Note which cannot be converted. The Holder shall notify the Maker of its election pursuant to Section 3.6(a)above by delivering written notice to the Maker (“Notice in Response to Inability to Convert”).
(3)
Payment of Mandatory Prepayment Price. If the Holder shall elect to have its Note prepaid pursuant to Section 3.6(a)(i) above, the Maker shall pay the Mandatory Prepayment Price to the Holder within five (5) Business Days of the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert; provided that prior to the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert the Maker has not delivered a notice to the Holder stating, to the satisfaction of the Holder, that the event or condition resulting in the Mandatory Prepayment has been cured and all Conversion Shares issuable to the Holder can and will be delivered to the Holder in accordance with the terms of this Note. If the Maker shall fail to pay the applicable Mandatory Prepayment Price to the Holder on the date that is one (1) Business Day following the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert, in addition to any remedy the Holder may have under this Note and the Purchase Agreement, such unpaid amount shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full. Until the full Mandatory Prepayment Price is paid in full to the Holder, the Holder may (i) void the Mandatory Prepayment with respect to that portion of the Note for which the full Mandatory Prepayment Price has not been paid and (ii) receive back such Note.
(4)
Dividends and Distributions. The Holder shall be entitled to receive, on an as-converted basis, any dividends paid or distributions on Class A Common Shares as if this Note were converted into Class A Common Shares (without regard to limitations on conversion) immediately prior to the record date for such dividend or distribution, at the Conversion Price.

g)
Compensation for Buy-In on Failure to Timely Deliver Conversion Shares. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder Conversion Shares or any other shares pursuant to a conversion on or before the Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Class A Common Shares to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a “Buy-In”), then the Company shall (a) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Class A Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Conversion Shares that the Company was required to deliver to the Holder in connection with the conversion at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (b) at the option of the Holder, either reinstate the portion of the Note and equivalent number of Conversion Shares for which such conversion was not honored (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of Class A Common Shares that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. For example, if the Holder purchases Class A Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Class A Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (a) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Class A Common Shares upon conversion of the Note as required pursuant to the terms hereof.
4)
a)
Covenants. For so long as any Note is outstanding, without the prior written consent of the Holder:
(1)
Compliance with Transaction Documents. The Maker shall, and shall cause its Subsidiaries to, comply with its obligations under this Note and the other Transaction Documents.
(2)
Payment of Taxes, Etc. The Maker shall, and shall cause each of its Subsidiaries to, promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Maker and the Subsidiaries, except for such failures to pay that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Maker or such Subsidiaries shall have set aside on its books reserves with respect thereto in accordance with generally accepted accounting principles, and provided, further, that the Maker and such Subsidiaries will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

(3)
Corporate Existence; Nature of Business. The Maker shall, and shall cause each of its Subsidiaries to, maintain in full force and effect its corporate existence, rights (including its status as remaining duly qualified and in good standing in each jurisdiction in which the properties owned or leased by it or in which the transaction of its business makes such qualification necessary) and franchises (other than the existence, rights and franchises of the Subsidiaries of the Maker that the Board of Directors determines are no longer necessary or useful to the operation of the Maker’s business) and all licenses and other rights to use property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business. The Maker shall not, and shall not permit any of its Subsidiaries to, (i) engage in any material line of business substantially different from those lines of business carried on by it on the date hereof and those reasonably related or complementary thereto, or (ii) amend its Organizational Documents in any respect materially adverse to the Holder.
(4)
Investment Company Act. The Maker and each Subsidiary shall use its commercially reasonable efforts to conduct its businesses in a manner so that it will not become subject to, or required to be registered under, the Investment Company Act of 1940, as amended.
(5)
Sale of Collateral; Liens. From the date hereof, (i) the Maker and its Subsidiaries shall not sell, lease, transfer or otherwise dispose of any of its assets or equity interests in any Subsidiary (including the Collateral or Guarantor Collateral, as the case may be, and including, for the avoidance of doubt, any assets or equity interests of or in any Licensed Entities (as defined in the Security Agreement), notwithstanding that such assets or equity interests may not constitute Collateral or Guarantor Collateral), or attempt or contract to do so, unless (A) such disposal is a Permitted Disposition, (B) such disposal is in the ordinary course of business consistent with past practices, or (C) the net cash proceeds thereof are applied to the repayment of this Note in accordance with the Transaction Documents; and (ii) the Maker and its Subsidiaries shall not, directly or indirectly, create, permit or suffer to exist, and shall defend their respective assets and equity interests in any Subsidiary (including the Collateral and including any assets or equity interests of or in any Licensed Entities (as defined in the Security Agreement)) against and take such other action as is necessary to remove, any lien, security interest or other encumbrance on any such assets or equity interests (including the Collateral) (except for Permitted Liens).
(6)
Prohibited Transactions. The Company hereby covenants and agrees not to enter into any Prohibited Transactions without the Investor’s prior written consent, except that the Company may enter into a Prohibited Transaction if this Note is repaid in full directly with the proceeds of such Prohibited Transaction and concurrently with the closing thereof.
(7)
Repayment of This Note. If the Company or any Subsidiary issues any Indebtedness (other than the Indebtedness under this Note, or other Permitted Indebtedness), or issues any Class A Preferred Shares, other than Exempted Securities, unless otherwise waived in writing by and at the discretion of the Holder, the Company will immediately utilize 100% of the proceeds of such issuance to repay this Note.
(8)
[Reserved].
(9)
Restricted Payments. The Maker shall not, and shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Indebtedness under this Note, the Permitted Indebtedness and Indebtedness that does not constitute debt-for-borrowed money) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing.

(10)
Maintenance of Insurance. The Maker shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.
(11)
Maintenance of Properties, Etc. The Maker shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.
(12)
DIP Financing. Neither the Company nor any Subsidiary shall, to the extent the Company or any Subsidiary, as applicable, seeks to obtain financing provided under Section 364 of the U.S. Bankruptcy Code or any similar provision of any other law related thereto (such financing, a “DIP Financing”), enter into, or agree to enter into any DIP Financing, without providing the Holder right of first refusal to provide all or any portion of such DIP Financing as the Holder may elect in its sole and absolute discretion.
b)
Set-Off. This Note shall be subject to the set-off provisions set forth in the Purchase Agreement.
5)
a)
Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications shall be as set forth in the Purchase Agreement.
b)
Governing Law. This Note shall be governed by and construed in accordance with the Laws of the State of New York, without reference to principles of conflict of Laws or choice of Laws that would result in the application of the Law of any jurisdiction other than those of the State of New York.
c)
Headings. The headings herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Note will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Note shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Note.

d)
Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Maker to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach would be inadequate. Therefore, the Maker agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.
e)
Enforcement Expenses. The Maker agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, reasonable attorneys’ fees and expenses.
f)
Binding Effect. The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms herein.
g)
Amendments; Waivers. No provision of this Note may be waived or amended except in a written instrument signed by the Company and the Holder. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.
h)
Jurisdiction; Venue. Any action, proceeding or claim arising out of, or relating in any way to this Note shall be brought and enforced in the state or federal courts located in The City of New York, Borough of Manhattan, State of New York. The Company and the Holder irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. Each of the Company and the Holder agrees it may be served with legal process in the State of New York at the address set forth in Section 11.5 of the Purchase Agreement.
i)
Parties in Interest. This Note shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.
j)
Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

k)
Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Note, AND DO HEREBY WAIVE TRIAL BY JURY.
(1)
No delay or omission on the part of the Holder in exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.
(2)
THE MAKER ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.
l)
Definitions. Capitalized terms used herein and not defined shall have the meanings set forth in the Purchase Agreement. For the purposes hereof, the following terms shall have the following meanings:
(1)
“Class A Common Shares” means (i) the Class A Common Shares of the Company with nominal or par value of $0.001 each, and (ii) any share capital into which such Class A Common Shares shall have been changed or any share capital resulting from a reclassification of such Class A Common Shares.
(2)
“Convertible Securities” means any securities convertible into or exercisable or exchangeable for, directly or indirectly, Class A Common Shares.
(3)
“Floor Price” means $1.00.
(4)
“Indebtedness” means, with respect to the Maker or any Subsidiary: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or other similar instruments (including bonds, debentures, notes or other similar instruments that are Convertible Securities or that are convertible into or exercisable or exchangeable for, directly or indirectly, any equity securities of the Company other than Class A Common Shares) and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, current swap agreements, interest rate hedging agreements, interest rate swaps, or other financial products; (c) all capital lease obligations; (d) all obligations or liabilities secured by a lien or encumbrance on any asset of the Maker or any Subsidiary, irrespective of whether such obligation or liability is assumed; (e) all obligations for the deferred purchase price of assets, together with trade debt and other accounts payable solely to the extent in excess of $150,000 (in the aggregate or individually) and overdue by ninety (90) days; (f) all synthetic leases; and (g) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other person.
(5)
“Mandatory Default Amount” means an amount equal to one hundred ten percent (110%) of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest thereon) of this Note on the date on which the first Event of Default has occurred hereunder.

(6)
“Market Capitalization” means, as of any date of determination, the product of (a) the number of issued and outstanding Class A Common Shares as of such date (exclusive of any Class A Common Shares issuable upon the exercise of options or warrants or conversion of any convertible securities), multiplied by (b) the closing price of the Class A Common Shares on the Trading Market on the date of determination, as reported by Bloomberg L.P.
(7)
“Outstanding Principal Amount” means, at the time of determination, the Principal Amount outstanding (plus any accrued and unpaid Default Interest thereon) after giving effect to any adjustments, conversions or prepayments pursuant to the terms hereof.
(8)
“Permitted Disposition” means, a sale, exchange or other disposition of assets so long as the aggregate value of all assets sold, exchanged or otherwise disposed of from and after the date hereof is equal to or lesser than 10% of the contribution to revenue or the total value of all of the Company’s assets as reported on the balance sheet of the most recently public filing of the Company.
(9)
“Prepayment Amount” means an amount equal to the product of the Outstanding Principal Amount (plus any accrued and unpaid Default Interest thereon) multiplied by 1.05.
(10)
“Repayment Shares” means Class A Common Shares issued to the Holder by the Maker as payment for the Principal Amount (plus any accrued and unpaid Default Interest thereon), pursuant to Section 1.3 of this Note.
(11)
“Repayment Share Price” means ninety-two and a half percent (92.5%) of the average of the two (2) lowest daily VWAPs during the ten (10) Trading Days prior to the applicable Monthly Payment Notice Date.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed by its duly authorized officer as of the date first above indicated.

OBOOK HOLDINGS INC.

By:

Name: Chun-Kai Wang

Title: CEO

EXHIBIT A

WIRE INSTRUCTIONS

EXHIBIT B

FORM OF CONVERSION NOTICE

(To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $ ________________ of the principal amount of the above Note No. ___ into Class A Common Shares of OBOOK Holdings Inc. (the “Maker”) according to the conditions hereof, as of the date written below.

Date of Conversion:

Section of the Note under which the Conversion is Made:

___ Section 1.3

___ Section 1.4

___ Section 3.1

Conversion Price:

Repayment Price [____] Conversion Price [___]

Number of Class A Common Shares beneficially owned or deemed beneficially owned by the Holder on the Conversion Date:

[HOLDER]

By:

Name:

Title:

Address: